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Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2011	2010	2009	2008	2007
Income before income taxes	$1,352	$4,306	$4,711	$3,716	$6,216
Interest	386	388	382	370	346
Portion of rentals deemed to be interest	63	68	70	80	79

Income available for fixed charges	$1,801	$4,762	$5,163	$4,166	$6,641

Fixed charges:
Interest	$386	$388	$382	$370	$346
Portion of rentals deemed to be interest	63	68	70	80	79

Total fixed charges	449	456	452	450	425
Preferred stock dividend requirements	1	4	4	5	6

Total fixed charges and preferred stock dividend requirements	$450	$460	$456	$455	$431

Ratio of earnings to fixed charges	4.01	10.44	11.43	9.26	15.64

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.00	10.35	11.31	9.15	15.41

        The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

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  Exhibit 12.1
THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES